ENTERGY TEXAS, INC.
2107 Research Forest Drive
The Woodlands, Texas 77380

March 17, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Arthur C. Sandel, Office of Structured Finance
        Michelle Stasny, Office of Structured Finance

Re:     Entergy Texas, Inc.
    Entergy Texas Restoration Funding II, LLC
    Registration Statement on Form SF-1
    File Nos. 333-259293 and 333-259293-01
    Filed September 3, 2021

Dear Mr. Sandel and Ms. Stasny:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended, Entergy Texas, Inc. and Entergy Texas Restoration Funding II, LLC hereby request that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on March 21, 2022, or as soon as possible thereafter.

    Please call or email Eric D. Tashman of Norton Rose Fulbright US LLP at (628) 231-6803 or eric.tashman@nortonrosefulbright.com as soon as the registration statement has been declared effective.

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Very Truly Yours

Entergy Texas, Inc.

By:	/s/ Steven C. McNeal
Name:	Steven C. McNeal
Title:	Vice President and Treasurer

cc: Eric D. Tashman, Norton Rose Fulbright US LLP

Signature Page to Acceleration Request